UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

Stamps.com Inc.

(Exact name of registrant as specified in its charter)

            Delaware 000-26427 77-0454966
       ------------------------------------------------------------------------------------------
(State or other jurisdiction (Commission (IRS Employer
         of incorporation) File Number) Identification No.)

1990 E. Grand Avenue, El Segundo, CA                     90245
(Address of principal executive offices)                        (Zip Code)

Matthew A. Lipson, (310) 482-5800
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Conflict Minerals Disclosure of Stamps.com Inc. ("Stamps.com") is being filed for calendar year 2017 in accordance with Rule 13p-1 ("Rule 13p-1") promulgated under the Securities Exchange Act of 1934 (the "1934 Act"). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions of the terms used in this Conflict Minerals Disclosure, unless otherwise defined herein.

Form SD defines conflict minerals as columbite-tantalite, cassiterite, gold and wolframite, and their derivatives which are currently limited to tantalum, tin and tungsten. Stamps.com has determined that we are subject to the Conflict Minerals Statutory Provision because the use of conflict minerals are necessary to the functionality or production of some of our products contracted to be manufactured, mainly printers and scales.

Stamps.com conducted a reasonable country of origin inquiry, reasonably designed and conducted in good faith, to determine whether its conflict minerals originated in the Covered Countries or were derived from recycled or scrap sources. As part of the reasonable country of origin inquiry, Stamps.com contacted its suppliers of conflict minerals and requested information regarding the country of origin for the conflict minerals supplied to Stamps.com. Stamps.com asked its suppliers to provide Certificates of Origin that the conflict minerals either (i) did not originate in the Covered Countries or (ii) were derived from recycled or scrap sources. In response to its inquiry, Stamps.com obtained executed Certificates of Origin from its suppliers of products for which conflict minerals are necessary to the functionality or production.

Based on this reasonable country of origin inquiry, Stamps.com determined that it reasonably believes that any of the conflict minerals that were necessary to the functionality or production of our manufactured or contracted to manufacture products did not originate in any of the Covered Countries or did derive from recycled or scrap sources.  A copy of this Form SD, including the Conflict Minerals Disclosure, is publicly available at http://files.shareholder.com/downloads/stmp/2030955609x0x893780/DF44951F-CA1C-493C-8BA8-31B2D643DD31/Conflict_Minerals_Disclosure.pdf as well as on the SEC's EDGAR database at www.sec.gov.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

STAMPS.COM INC.

By: /s/ Matthew A. Lipson                    May 31, 2018
Matthew A. Lipson, Chief Legal Officer and Secretary        (Date)